Exhibit 99.1

Benzinga

SPACs Stock Making Moves | SPACs Attack | Benzinga

By Chris Katje and Mitch Hoch

September 20, 2021

On today's SPACs Attack Chris & Money Mitch go into the watchlist to find the top SPACs stock moving. We also have an interview with the CEO of HotelPlanner.

Featured Guest: HotelPlanner’s CEO, Timothy Hentschel

Interview with Astrea Acq. merger partner, HotelPlanner’s CEO, Timothy Hentschel (ASAX) - SPACs Attack

HotelPlanner and Reservations.com, industry leaders in travel technology and online hotel bookings, today announced a three-way merger agreement with Astrea Acquisition Corp. (NASDAQ: ASAXU), a special purpose acquisition company, that will result in their combining as a publicly listed company on NASDAQ under the new ticker symbol “HOTP.”

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FULL TRANSCRIPT:

Chris Katje (CK): Awesome guys, yeah another exclusive interview here on SPACs Attack. So joining us on the show today, we have the CEO of HotelPlanner, Timothy Hentschel. That company is going public with Astrea Corp., ticker ASAX. After the merger, will trade as HotelPlanner, ticker HOTP. Tim, welcome to SPACs Attack.

Tim Hentschel (TH): Hey Chris, thanks for having me. It's going to be a spectacular interview, right? SPAC Attack. Spectacular. We love it.

CK: Of course, we love it. Tim, thanks for, you know, joining us on the show, taking time out of your busy schedule. We talk all things SPAC and deSPACs. So one of the first questions we always like to start with is, you know, why the decision to take HotelPlanner public via SPAC and was a traditional IPO also considered by your company?

TH: A traditional IPO was considered. A SPAC was better because we're doing a three-way merger. We also, you know, need to be in the public space. We're growing so rapidly, we're putting up great numbers and we're an innovator. We've been around for quite a while, but we're constantly pushing out new technology out there. So it's important that we be able to raise money to take our technology to the next level.

CK: Awesome, so yeah, as you said a three-way merger. So after this merger is completed, this company is going to own HotelPlanner.com, Meetings.com and Reservations.com. So together, those websites offer access to book over 1 million global properties. So I know there's a lot to unpack here, Tim, so I'm just wondering if you can breakdown, you know, all three of these websites and kind of company units and explain to us what exactly HotelPlanner.com, Meetings.com and Reservations.com are all about.

TH: Sure, so HotelPlanner specializes in small, large groups, closed user group rates for individual. Those are special discounted opaque rates. Then, Meetings.com specializes in hotel and offsite venues for corporate groups as well as leisure groups. So think finding that special venue at Meetings.com. And then for Reservations.com specialize in making reservations at hotels and over the phone, desktop, tablet, mobile device, mainly leisure individual reservations.

CK: Awesome, so, you know, one of the things I saw in the presentation that caught my eye was HotelPlanner offers closed user group rates to customers and that was listed as a differentiating factor to some of your competitors out there. Can you talk a little bit about this and how it keeps your company, you know, ahead of some of the competition?

TH: Sure, these closed user group rates are heavily discounted, usually 50-60 percent below what the rate that is available to the public is. We have access to these rates because we have direct connections for group inventory to over 50,000 hotels. We've signed up these hotels on an extranet that’s proprietary to us over the last 17 years, so it's been a close relationship with on property hoteliers and they load up these special rates and then we share them through our network. And specifically through what we're also revolutionizing, which is our gig economy, travel agent call center platform.

CK: Perfect, so, you know, you mentioned relationships with over 50,000 hotels. You also have, you know, affiliate deals and OTA clients so, you know, the big question here is, you know, customer acquisition – we talk a lot about, right, for companies. So can you talk about how HotelPlanner, you know, acquires those customers and why those key partnerships are so important in the success of your business.

TH: Sure, I mean we acquire customers in the traditional way – search engine marketing. So spending money with Google and Facebook and Bing and different sites like that. We also have a very robust search engine optimization strategy because we have a lot of proprietary content. Obviously being dominant in the group space gives us content on meeting space and banquet space and all kinds of other information that your typical site wouldn't have. And on top of that, we have lots of affiliates. On the screen right now, you're talking about The Knot and WeddingWire. They send us their brides for us to help them find the perfect hotel for their destination, wedding or the hotel for their out of town wedding guests. Or, if you go onto nine plus room on nine plus room search on Expedia, or nine plus room search on Priceline or Kayak or any of those kind of sites, you know, that is where we help with our proprietary technology that does large and small groups. So it's a big moat that we've built over the last 17 years. We basically dominate that group hotel booking space and now we're taking that to the next level by taking these special closed user group rates that we can share with individual travelers and getting them out there, not only through our website and the apps, but also through the gig economy travel agents. So that helps with people that want, you know, high touch and customer service.

CK: Perfect yeah, I know, you know there's always a lot of interest in finding stocks related to weddings, right? Obviously the wedding market is huge. You know, post Covid, we're going to see a surge in weddings, so I mean, if you're out there watching, HotelPlanner looks like, you know, has a big relationship here to weddings. So a wedding stock to possibly watch. I want to talk a little bit about growth. So, you know, as you mentioned, a three-way merger, you're going to bring in Reservations.com and you're going to shift their offline bookings to that closed user group platform. Can you just talk a little bit about the synergies and why the decision to, you know, also acquire this company along with the SPAC?

TH: So Reservations.com does half their reservations over the phone, so we saw that as a huge opportunity because we have a proprietary gig economy travel agent call center. These - - what makes it different is these are people located all around the world and they can be working in in your local city or in the city that you're looking to go to. So right now, Reservations.com uses a traditional call center that's based overseas and we're going to take that to the next level by helping their customers get local help through the gig economy travel agent. So that's one big synergy and the other synergies with closed user group rates, their customers will start getting special proprietary deals in special closed user group environments. So there's two big synergies there and we're very excited about it. I think to go back to what we were saying, we knew that doing the SPAC was the best way to do this because not only are we going to have extra cash for growth for our use of proceeds, but we're going to have a lot of organic growth from just the synergies between the mergers. So if you're looking at us verse another SPAC, you know, I believe, and, you know, the numbers will prove this out. We just put out a proxy last week and you can see all the growth we had in just the first half of this year that we have, you know, twice the growth that you're average SPAC will have 'cause we've got the synergies between the merger and we've got the use of proceeds.

CK: Perfect Tim, you know, that segues into my next question, right? You talk a little bit about growth there. We did have you know the pandemic, right? And it did hurt, you know, the overall travel market, but one of the big highlights from your presentation was that, you know, yeah, there was a downtrend in travel, but, HotelPlanner, you know, outperformed peers in terms of, you know, during the pandemic that drop off. Can you explain, you know, how HotelPlanner was able to, you know, not see as big of a decline as some of your competition out there.

TH: Yes, Chris, very informative. You read that deck closely. That's, that's good. Yeah, so we had only a 23 percent drop in revenue over 2020 and we owe a lot of that to the gig economy travel agents. What we found right away over Covid is that people had questions, and when people have questions, they wanted to pick up the phone and ask an expert. And so then immediately we said, let's get the best people we can. We used our AI and our platform to recruit the best people and then give people local advice. So then it grew from there and we're actually, you know, proud to say that delta has not affected us. In fact, any kind of disruption like we just had - - Hurricane Ida, our bookings skyrocketed over Hurricane Ida. People will typically want to pick up the phone and we have over 30,000 1-800 numbers out there that are helping, you know, get the right information to the right customers and they're picking up with the phone and the AI is immediately pushing them to the correct travel agent that can help them with their questions.

CK: I love that, you know, we talked, you know, a lot about shifting to, you know, an online model and here you're talking about, you know, call center actually providing some growth as people wanted that human interaction, not something...

TH: No, no, no. Don't put it like that. It's not call center. It’s look, it’s very technical 'cause it's a voice over IP system. What we have is people who are at home, have a headset, they're connected to a high-speed internet connection with a laptop. When you - - when we connect the call to them, they have instant information in front of them on their desktop that helps them answer questions quicker. So we're hybrating the latest technology with human touch. We've always set out to do that because our name, Hotel Planner, is like wedding planner, event planner, but for hotels, HotelPlanner. So if you look at a long history of the company, it's always about the hybrid approach of high customer service you would expect from a wedding planner or event planner, but the automation that you would get through technology and the internet. So we basically just did that in the in the gig economy travel agent model and it's taking off. People love it. Right now, if you go under the homepage of HotelPlanner, it talks about our Alexa app and you talk to Alexa and ask Alexa to connect you with HotelPlanner. And Alexa will then ask you a couple questions, but then connect you to a gig economy travel agent for that local advice. So it's that perfect hybrid between, you know, robotics and automation and human touch. Think of it like a RoboCop, you know, even opposed to a Terminator. What would you rather do? You want to book travel with RoboCop, not with Terminator. We give you the RoboCop.

CK: So you, you now, you mentioned technology here two big growth items. Artificial intelligence and machine learning are mentioned in the presentation as areas, you know, where you're going to spend money from the proceeds of this merger. Can you talk a little bit about the growth of artificial intelligence and machine learning and how those will play into the HotelPlanner ecosystem?

TH: Exactly, so we're proud that we're cofounded by one of the most brilliant engineers out there. John Prince, my co-founder, was top of his class in computer science. So he has picked a great team around that and part of the use of proceeds is we want to continue to grow that team and get the very best talent so we can continue to grow our AI because we see all of these ways that AI can help in what we do. So not only as I described, connecting the right, in real time, the right customer to the right gig economy travel agent, but also searching out the right customer because, you know, there's all this information out there and people -- traffic is constantly moving around, so what makes our, you know, platform better than next platform is finding that person out of all that massive amount of data. And that's where the AI comes in too. And I have to say that we're very effective in that and our numbers show it. If people want to go and take a look at that proxy we just filed last week, they'll see it in the numbers.

CK: So part of this SPAC merger, you know, as I said, was to acquire, you know, Reservations.com via the three-way merger. One of the big questions, you know, with public companies is always, you know, M&A. So my question for you, and I'm not sure if you can answer it, Tim, as, you know, is there a plan here to continue, you know, looking at acquiring additional companies that can, you know, evolve, HotelPlanner in the travel ecosystem?

TH: No, absolutely, that is definitely what we have done and what we plan to do more of. One of the nice things about being very niche and having the best engineers that we can possibly find is that we can then take our superior technology and plug it in to other companies that we acquire that don't know or can't do what we do. So we can instantly make them grow faster and more profitable. That's the plan.

CK: Perfect, so I wanna...

TH: So yes…

CK: Go ahead.

TH: Go ahead...I was just going to say, yes, we plan to start acquiring as soon as next year. As soon as we deSPAC.

CK: Perfect, so I want to dive into finances a little bit. So, you know, fiscal 2022 revenue estimated at $170 million and ahead of the record 2019 total. A compounded annual growth rate of 42 percent from fiscal 2020 to 2023 expected. Can I…so you mentioned M&A happening, you know, next year. My question would be is M&A priced into these projections at all? And also how do you forecast this model with, you know, the pandemic, kinda, you know, still going on a little bit. How hard is it to forecast a couple years out?

TH: So first question, M&A is not priced into those numbers. We're going to hit those revenues easily without any M&A. So M&A will all be bonus. And the reason we did that is because obviously, you know, we're not the only party making the decision to buy that company, right? We have to find a willing seller so we can't, you know, put the M&A into those numbers 'cause we can't guarantee that we'll do it. We can guarantee that we're going to look and, you know, go out strong to look for something and make some good offers, but basically, we guarantee you hitting those numbers without any M&A. As far as delta or Covid, you know, from what we've just seen with delta as I mentioned, it actually is helping us because more people are seeking out that phone number to get more local advice. So we're very comfortable with where we are right now over that. We have a very competitive niche the way we built the company and it shows in the numbers. So yeah, right now couldn't be more confident actually.

CK: Perfect, and then the last question here with finances is, you know, the big P question, right, profitability. So, you know, in the presentation talking about scaling profitability, can you just get into, you know, some of the metrics here in terms of profits for HotelPlanner?

TH: Glad you asked about profits. I like profits. Being a bootstrapped entrepreneur, that's what I lived on and so I've when I go public, our big plan is to keep it profitable and grow profits and it's in our forecast and we're happy to say that, you know, this year our estimates were that we were going to have 6 million EBITDA. Well in the first half, you look at our proxy, we had five million EBITDA, so, you know, looks like we're pretty good at profits already for this year. And, you know, next year we're forecasting 20 million EBITDA and the year after that we’ll be at 30 million EBITDA. And if 2021 is any indication, I think we can blow those numbers out of the water too.

CK: Perfect Tim, anything else that, you know, investors and potential investors should be, you know, looking forward to in terms of, you know, catalyst or upcoming events from your company.

TH: Yeah, so we're planning to do a big fundraiser for St. Jude's in South Beach over Art Basel on December 5th. It'll be at the Nobu Hotel and we're going to give the World Hospitality Award to John Isner the tennis player. Dylan Ratigan, who is on our board, is going to be our host. We're going to be giving awards to all the best suppliers in our industry too, so that's going to be a big event and we plan to do more charity events like that. We're big into raising money for charity, just like Elon Musk just did with going around the world in outer space. Obviously, Elon Musk does it bigger and better than everybody else, but that's all right. He sets the bar here. We're gonna get there too. You know, I'm bit younger, so I've got some time. But yeah, we both love St Jude's and we've been a long-time supporter of St. Jude's for the last five years, so we've got that coming up. And then, you know, I'm based in Singapore. I'm planning to move back to London, where is where I left from, and then I'll be closer to the states where our headquarters is in Florida. So we'll be doing a lot of events in Europe, Asia, where our Singapore is our Asia headquarters and in the USA. So we would love to have you on December 5th if you like South Beach in season over Art Basel.

CK: Awesome, yeah, we'll have to, we’ll have to keep that in mind. I would definitely love to come. Tim, I just thought of a question, you know, since you talked about all these international locations. Can you talk a little bit about HotelPlanner revenue in terms of, you know, U.S. versus international and how that breaks down and maybe some international growth plans here?

TH: Yes, so we have an office in London and office in Amsterdam. Our President of EMEA is actually Bas Lemmens who was one of the early cofounders of Booking.com. So he's got big plans for Europe. I'm out here for the last two years with big plans in Asia. And I'm happy to say of all the big online travel agency partners out here in Asia, we're partnered up on the group or on CUG rates with almost all of them. So we expect as the industry bounces back, our international business will continue to grow, grow, grow. But North America is where we were born, and it's, you know, where the corporate, global corporate headquarters is. It’s still the majority of our revenue and I'm sure it will continue to be because people love the Planner in the States. They just always have and, you know, being an innovator in the group space, we have a quite a cult-like niche following and it's hard to compete with that. I know I've tried. I've lived internationally for the last 11 years, but it's hard to keep up with the North America growth because we have so many great people there and people love us so much.

CK: Awesome, well Tim, I think that's gonna do it for our questions here. So again everyone out there, you know, watching this Tim Hentschel, the CEO of HotelPlanner. Company is going public with Astrea Acquisition Corp, ticker ASAX. And after that merger, will trade as ticker, HOTP, HotelPlanner.

TH: HOTP.

CK: HOTP.

TH: HOTP. Go ahead and call us HOTP, Chris. You know it.

CK: HOTP. That’s gonna be easy to remember, Tim. HOTP. The new meme ticker. You heard it here first. So Tim, thanks for taking time out of your busy schedule and joining us on SPACs Attack today. You know, we look forward to following, you know, your company's progress and maybe seeing you in South Beach.

TH: Sounds great, thanks Chris. This is been great.

CK: Thanks, Tim.

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